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FOR IMMEDIATE RELEASE                                                TSX/NYSE/PSE: MFC; SEHK: 0945

July 8, 2005

      Manulife Financial Corporation guarantees John Hancock Life Insurance
Company SignatureNotes

TORONTO – Manulife Financial Corporation (“MFC”) has agreed to provide full and unconditional subordinated guarantees of the payment obligations of John Hancock Life Insurance Company (“JHLICO”) under notes issued by JHLICO in the United States pursuant to its SignatureNotes program.

Following the merger on April 28, 2004 between MFC and John Hancock Financial Services, Inc., JHLICO became an indirect wholly-owned subsidiary of MFC. The financial results of JHLICO have been, since the date of the merger, included in the consolidated financial results of MFC.

The subordinated guarantees will constitute unsecured obligations of MFC as guarantor, and are subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other obligations of MFC which are designated as ranking equally with or subordinate to the guarantees. The subordinated guarantees eliminate the need for JHLICO to periodically file quarterly, annual and current reports with the United States Securities and Exchange Commission (“SEC”), thereby saving JHLICO the expense of being an SEC reporting company.

As of June 30, 2005 JHLICO had issued and outstanding approximately US$2.6 billion of SignatureNotes. MFC and JHLICO have filed a joint registration statement with the SEC in respect of the issuance from time to time in the United States of up to an additional US$2.4 billion of SignatureNotes.

This press release does not constitute an offer to sell or a solicitation of offers to buy any securities. Any offer to purchase securities must be made by means of a prospectus.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners. Funds under management by Manulife Financial and its subsidiaries were Cdn$350.3 billion as at March 31, 2005.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

For further information, please contact:

Peter Fuchs
Manulife Financial
416-926-6103
peter_fuchs@manulife.com